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For Immediate Release                                              25 April 2005




                              WPP GROUP PLC ("WPP")

              WPP acquires majority stake in Sra Rushmore in Spain



WPP announces that its wholly-owned operating company Red Cell, the advertising agency network, has acquired a majority stake in the share capital of Sra Rushmore, Spain's leading independent creative advertising agency.

Founded in Madrid in 2000, Sra Rushmore employs 40 people. The agency's clients include Atletico Madrid, Coca-Cola, Diageo, El Corte Ingles and ING Direct.

Sra Rushmore's revenues for the year ended 31 December 2004 were euro10,859,000 with net assets of euro987,000 as at that date.

This investment continues WPP's strategy of continuing to strengthen the creative capability of the group and of developing its networks in important geographic markets and sectors.





For further information, please contact:

Feona McEwan, WPP           44-20 7408 2204
www.wpp.com
www.redcellnetwork.com